

July 29, 2010

Robert A. Scott, Esq.
Executive Vice President and General Counsel
Tyco Electronics Ltd.
1050 Westlakes Drive
Berwyn, Pennsylvania 19312

> **Re: ADC Telecommunications, Inc.**
> **Schedule TO-T Filed on July 26, 2010**
> **Schedule TO-T/A Filed on July 28, 2010**
> **Filed by Tyco Electronics Minnesota, Inc. and Tyco Electronics Ltd.**
> **File No. 005-19057**

Dear Mr. Scott:

   We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T Filed on July 26, 2010

Exhibit 99(A)(1)(A): Offer to Purchase

The Offer, page 11

Terms of the Offer, page 11

1.   We note your statement on page 12 that any extension, termination or amendment of the Offer will be followed as promptly "as practicable" by a public announcement thereof. Please revise the reference to "promptly as practicable" to conform to the requirements of Exchange Act Rules 14d-3(b)(1), and 14d-4(d)(1).

Acceptance for Payment and Payment for Shares, page 12

2.   On page 13, you state that you reserve the right to transfer or assign, to one or more of
        your affiliates, the right to purchase shares tendered pursuant to the offer. Please confirm
        your understanding that any entity to which you assign the right to purchase shares in the
        offer must be included as a bidder in the offer. Including additional bidders may require
        you to disseminate additional offer materials and to extend the term of the offer.

Withdrawal Rights, page 16

3.   We note your statement on page 16 that you will determine, in your sole discretion, all
        questions as to the form and validity (including time of receipt) of any notice of
        withdrawal, and your determination will be "final and binding." Please delete this
        language, or disclose that only a court of competent jurisdiction can make a
        determination that will be final and binding upon the parties. In addition, please disclose
        that security holders may challenge your determinations.

Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration
Under the Exchange Act; Margin Regulations, page 19

Source and Amount of Funds, page 23

4.   On page 24, you state that the offer is not conditioned upon obtaining or funding of any
        financing arrangements, and that you will obtain funds from Tyco Electronics to purchase
        all shares tendered. Please disclose any alternative financing arrangements or alternative
        financing plans in the event the primary financing plans fall through; if none, so state.
        See Item 1007(b) of Regulation M-A.

5.   Your disclosure on page 24 that "Tyco Electronics will provide [you] with sufficient
        funds" suggests that you could borrow funds from Tyco Electronics for purposes of the
        offer. In addition, you disclose that Tyco Electronics may use funds under its existing
        credit facility or use alternative borrowing sources to finance approximately $250 million
        of the offer. It appears disclosure pursuant to Item 1007(d) of Regulation M-A may be
        required. Please revise your document accordingly, or explain to us why Item 1007(d) is
        not applicable. In addition, please note that if Item 1007(d) disclosure is required, any
        applicable loan agreement should be filed as an exhibit. See Item 1016(b) of
        Regulation M-A.

Purpose of the Offer; Plans for ADC; Shareholder Approval; Dissenters' Rights, page 27

Dissenters' Rights, page 28

6.   We note your statement in the last paragraph of this section that your discussion of
        dissenters' rights is not a complete statement of law pertaining to dissenters' rights under

Minnesota law and is qualified in its entirety by reference to Minnesota law. We note similar statements in the final paragraph on page 28, where you discuss the merger agreement, and elsewhere in your offer to purchase. Although you may include appropriate disclaimers concerning the nature of a summary generally, the summary must be complete in describing all material provisions.

The Transaction Documents, page 28

The Merger Agreement, page 28

7.   On page 29, you state that the Merger Agreement and the summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to ADC or Tyco Electronics. The fact that a required exhibit, such as a merger agreement, is not prepared as a disclosure document does not mean that the exhibit does not constitute disclosure to investors. See Exchange Act Release No. 34-51283 (March 1, 2005). Please revise to clarify that the terms and information in the Merger Agreement should not be relied on as disclosures about the merger parties without consideration to the entirety of public disclosure of the merger parties as set forth in all of their respective public reports with the SEC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from all bidders acknowledging that:

·   the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3428 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (212) 701-5397
        William H. Aaronson, Esq.
        Davis Polk & Wardwell